Exhibit 99.65

Volaris reports February 2021 traffic results:

1.1 million passengers transported,

with focus on flexible capacity deployment

Mexico City, Mexico. March 8, 2021 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports February 2021 preliminary traffic results.

Increased numbers of COVID-19 cases, which triggered stay-at-home orders and travel restrictions in Mexico and the United States, led to demand weakness during February 2021. The Company continues to prioritize preserving liquidity, while maintaining its low-cost structure.

In February 2021, capacity measured by ASMs (Available Seat Miles) was 74.7% compared to the same month of the prior year. Demand measured by RPMs (Revenue Passenger Miles) was 65% of the prior year. Volaris transported 1.1 million passengers in February 2021 and booked load factor was 74.1%. While management is using 2020 for its February 2021 comparisons, it should be noted that the COVID-19 pandemic did not start to impact demand in Mexico until the second half of March 2020.

Volaris’ President and Chief Executive Officer, Enrique Beltranena, commenting on the traffic results for February 2021, said: “We expect to continue to capitalize on our low-cost position, to look for opportunities to expand our network, and we expect to maintain our focus on cash preservation as our highest priority as we navigate the rest of this crisis. We believe we are well prepared to maintain Volaris’ position as the leading airline in Mexico in terms of passengers with strong fundamentals for future growth.”

Volaris has recently seen an increase in forward bookings and, as a result, increases its capacity guidance for the first quarter 2021 to approximately 85% of ASMs as compared to the same period of last year. Given demand volatility and last-minute booking patterns, management is not providing capacity guidance for the second quarter, although an improvement over the first quarter is expected based on current booking trends.

The following table summarizes Volaris traffic results for the month.

	February 2021	February 2020	Variance	February YTD 2021	February YTD 2020	Variance
RPMs (in millions, scheduled & charter)
Domestic	907	1,223	-25.9%	2,045	2,537	-19.4%
International	211	496	-57.4%	661	1,103	-40.1%
Total	1,118	1,719	-35.0%	2,706	3,639	-25.7%
ASMs (in millions, scheduled & charter)
Domestic	1,150	1,407	-18.3%	2,670	2,944	-9.3%
International	359	613	-41.5%	988	1,297	-23.8%
Total	1,509	2,020	-25.3%	3,658	4,240	-13.7%
Load Factor (in %, scheduled, RPMs/ASMs)
Domestic	78.8%	86.9%	(8.1) pp	76.6%	86.2%	(9.6) pp
International	58.9%	81.0%	(22.1) pp	66.9%	85.0%	(18.2) pp
Total	74.1%	85.1%	(11.0) pp	74.0%	85.8%	(11.9) pp
Passengers (in thousands, scheduled & charter)
Domestic	993	1,425	-30.3%	2,261	2,938	-23.1%
International	150	346	-56.7%	462	771	-40.1%
Total	1,142	1,771	-35.5%	2,723	3,710	-26.6%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 161 and its fleet from four to 87 aircraft. Volaris offers more than 296 daily flight segments on routes that connect 43 cities in Mexico and 25 cities in the United States with one of the youngest fleet in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100